Exhibit 99.4

CLOVER PARTNERS, L.P.

August 6, 2013

Certified Mail Return Receipt Requested and Overnight Delivery

Attention: Corporate Secretary

Hampden Bancorp, Inc.

19 Harrison Avenue

Springfield, Massachusetts 01102

Re:             Notice of Intent to Submit Shareholder Proposal

Ladies and Gentlemen:

This letter constitutes a notice of intent by MHC Mutual Conversion Fund, L.P. (the “Stockholder”) to submit a shareholder proposal, on the Stockholder’s proxy statement and proxy card, at the 2013 Annual Meeting of Stockholders of Hampden Bancorp, Inc. (the “Company”). The proposal reads as follows (the “Proposal”): “RESOLVED: The shareholders request that the Board of Directors of Hampden Bancorp, Inc. explore avenues to enhance shareholder value through an extra-ordinary transaction (defined here as a transaction not in the ordinary course of business operations) including, but not limited to selling or merging Hampden Bancorp with another institution.”

This notice is being provided to you pursuant to Section 6 of Article I of the Company’s Amended and Restated Bylaws, as amended to date, and is being submitted on behalf of the Stockholder by Johnny Guerry, a principal of Clover Investments, L.L.C., the general partner of the Stockholder.

The Stockholder hereby certifies that it is entitled to vote on the Proposal and beneficially owns 377,732 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). Pursuant to the Schedule 13D filed by the Stockholder with the Securities and Exchange Commission, as amended to date, the Stockholder owns 6.5% of the total common shares outstanding. As documentary evidence of the Stockholder’s beneficial ownership, the Stockholder provides a copy of the letter of verification from the Stockholder’s broker, attached as Exhibit A hereto, showing that the Stockholder holds 377,732 shares of Common Stock (the Stockholder affirms that the documentary evidence of ownership enclosed herewith is a true and correct copy of what it purports to be).

By the fact of the Stockholder’s submission of this notice of intent to submit a proposal, it is the Stockholder’s understanding the Company will now generally be obligated under the federal securities laws to file a preliminary proxy statement and form of proxy with the United States Securities and Exchange Commission to allow the Commission to review and comment on such proxy materials.

Set forth below is certain information, including that required by Section 6 of Article I of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 6 of Article I of the Company’s Bylaws.

A.	Reasons for Proposal

The Stockholder wants to encourage the Board of Directors to take steps to ensure that shareholder value is maximized, as it does not believe that current management has been able to achieve acceptable returns since the public offering in January of 2007. So, the Stockholder intends to submit the Proposal to solicit the view of other shareholders in this regard, and, assuming a vote in favor of the Proposal, the Stockholder believes the Board will be incentivized to act.

The Stockholder has no material interest in the Proposal other than in its capacity as a stockholder of the Company.

B.	Name and Address

MHC Mutual Conversion Fund, L.P.

c/o Clover Partners, L.P.

100 Crescent Court

Suite 575

Dallas, Texas 75201

The Stockholder is engaged in various interests, including investments.

C.	Ownership

The Stockholder is the beneficial owner of 377,732 shares of Common Stock, and the details of the Stockholder’s beneficial ownership of Common Stock are found on Appendix A.

* * *

If the Company’s board of directors or a committee thereof believes this notice is incomplete or otherwise deficient in any respect, please contact the Stockholder immediately so that the Stockholder may promptly address any alleged deficiencies.

Very truly yours,

MHC Mutual Conversion Fund, L.P.

/s/ Johnny Guerry
Johnny Guerry
Principal of General Partner

Appendix A

Name and Address	Shares Held Beneficially	Percent of Class	Shares Held By Non-Participant Associates
MHC Mutual Conversion Fund, L.P. c/o Clover Partners, L.P. 100 Crescent Court Suite 575 Dallas, Texas 75201	377,732*	6.5%	0

Clover Partners, L.P. 100 Crescent Court Suite 575 Dallas, Texas 75201	377,732*	6.5%	0

Clover Investments, L.L.C. 100 Crescent Court Suite 575 Dallas, Texas 75201	377,732*	6.5%	0

Michael C. Mewhinney 100 Crescent Court Suite 575 Dallas, Texas 75201	377,732*	6.5%	0
*	Clover Partners, L.P., in its capacity as investment manager and general partner to MHC Mutual Conversion Fund, L.P. has power to vote the 377,732 shares of Common Stock and the power to dispose of the 377,732 shares of Common Stock held in the Fund. Clover Investments, L.L.C., in its capacity as general partner of Clover Partners, L.P. and Mr. Mewhinney, as the managing member of Clover Investments, L.L.C., may each be deemed to beneficially own the Common Stock held in MHC Mutual Conversion Fund, L.P.
-4-